SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 12)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
55 East 52nd Street, 37th Floor
New York, New York 10055-0002
(212) 409-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Private Investments LLC 13-3940694

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,025,177 -0- 15,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 13,294,215 -0- 13,294,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,294,215

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 979,841 -0- 979,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Ascent Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 1,862,585 -0- 1,862,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,862,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.95%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 556,121 -0- 556,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 043262 X1 01	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,025,177 -0- 15,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,025,177 -0- 15,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%

14	TYPE OF REPORTING PERSON* IN

          Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 11, filed January 8, 2001.

Item 3. Source and Amount of Funds.

          Item 3 is hereby amended to add the following thereto:

          There were no additional funds provided for the transactions described in Item 4 as the Funds and Ascent Investments paid the exercise price for their warrants through the exercise of warrants.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended by deleting the information provided in Amendment No. 11 and adding the following thereto:

          On December 28, 2000, Investors, Employee Investors, Parallel Fund and Flynn Partners formed Ascent Investments, a Delaware limited liability company. Private Investments was designated the manager of Ascent Investments. Investors, Employee Investors, Parallel Fund and Flynn Partners respectively hold a 87.57%, 7.50%, 4.26% and .67% interest in Ascent Investments.

          On December 29, 2000, the Company entered into a Loan Agreement with Ascent Investments, pursuant to which Ascent Investments agreed to lend to the Company up to $6,250,000 (the "Ascent/Investments Loan Agreement"). In connection with the Ascent/Investments Loan Agreement, the Company and Ascent Investments entered into a Security Agreement (the "Ascent/Investments Security Agreement") whereby the Company secured the Loan with collateral consisting of substantially all of the Company's rights relating to the product entitled "Primsol", Trimethroprim hydrochloride 50 mg/5 ml for the treatment of acute otitis media.

          In connection with the Ascent/Investments Loan Agreement, the Purchase Agreement was amended on December 29, 2000 (the "Fifth Amendment"). Under the Fifth Amendment, (i) Ascent Investments agreed to purchase from the Company (a) one share of Series H Preferred Stock, par value $.01 per share (the "Series H Preferred Stock") for a purchase price of $1,000 and (b) up to an additional 3,999 shares of Series H Preferred Stock (the "Additional Series H Shares") at a purchase price of $1,000 per share following the date on which the Company shall have borrowed an aggregate principal amount of $6,250,000 under the Ascent/Investments Loan Agreement, (ii) the Company agreed to deliver to Ascent Investments (a) one warrant to purchase 1,950,000 Depositary Shares (the "Fifth Amendment Warrant") and (b) up to 9,000,000 Fifth Amendment Warrants (the "Additional Fifth Amendment Warrants") upon the occurrence of certain conditions set forth in the Fifth Amendment, (iii) the exercise price of all warrants issued pursuant to the Purchase Agreement, as amended, was lowered from $3.00 to $.05 and (iv) the Company filed a Certificate of Designation setting forth the terms of the Series H Preferred Stock.

          On March 26, 2001, the Funds and Ascent Investments exercised a total of 7,550,000 warrants at an exercise price of $.05 per share. As a result, the Funds and Ascent Investments collectively are entitled to receive a total of 7,211,528 Depositary Shares.

          On March 30, 2001, the Company's Board of Directors convened a telephonic Board meeting. Among other matters discussed, the Board members agreed to include the names of Brian P. Friedman, the Managing Member of Private Investments, James E. Flynn, the General Partner of Flynn Partners, and Raymond F. Baddour, Sc.D, a current member of the Board of Directors, on its slate of Class I Directors for election at the 2001 Annual Meeting.

          The Funds and Ascent Investments intend to use their collective shareholder position to maximize shareholder value, to help the Company grow and possibly to achieve a sale of the Company or implement other alternatives at some undetermined future time.

Item 5. Interest in Securities of the Issuer.

          Item 5(a) is hereby deleted in its entirety and restated as follows:

          (a)

                      Number of
                      Shares to be                    Shared          Sole        Sole
                      Beneficially    Shared Voting   Investment      Voting    Investment    Percentage
Name                  Owned           Power           Power           Power       Power        of Class

Private Investments   15,025,177      15,025,177      15,025,177         0           0          65.8%

Investors             13,294,215      13,294,215      13,294,215         0           0          60.2%

Employee Investors    979,841            979,841         979,841         0           0           5.6%

Ascent Investments    1,862,585        1,862,585       1,862,585         0           0         10.95%

Parallel Fund         556,121            556,121         556,121         0           0           3.2%

Brian P. Friedman     15,025,177      15,025,177      15,025,177         0           0          65.8%

James L. Luikart      15,025,177      15,025,177      15,025,177         0           0          65.8%

          As of April 3, 2001, the Company had 17,009,722 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

          (b) See the responses to Items 2 and 5(a) hereof.

          (c) See the response to Item 4 hereof.

          (d) Not applicable.

          (e) Not applicable.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2001

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS ASCENT INVESTMENTS LLC By: FS PRIVATE INVESTMENTS LLC By:/s/ * Name: James L. Luikart Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ James L. Luikart Name: James L. Luikart

*     By:/s/ Brian P. Friedman
               Brian P. Friedman